SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Equus Total Return, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
294766100
(CUSIP Number)
Sam P. Douglass
3229 Groveland Lane
Houston, Texas 77019
and
Paula T. Douglass
3229 Groveland Lane
Houston, Texas 77019
(713) 526-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Sam P. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		671,191

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		671,191

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	671,191 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	7.6%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Douglass Trust IV — FBO S. Preston Douglass, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		282,791

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		282,791

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	282,791 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.2%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Douglass Trust IV — FBO Brooke Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		282,792

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		282,792

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	282,792 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.2%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Tiel Trust FBO Sam P. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		52,257

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,257

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,257 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.6%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Paula T. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		115,751

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		115,751

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	115,751 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	1.3%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Tiel Trust FBO Paula T. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		53,986

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,986

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,986 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.6%

14	TYPE OF REPORTING PERSON*

	OO

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Lance T. Funston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		217,033

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		217,033

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	217,033 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	2.4%

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Dr. Francis D. Tuggle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,536

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,536

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,536 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0007%

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	294766100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Charles M. Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,098

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,098

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,098 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0001%

14	TYPE OF REPORTING PERSON*

	IN

EXPLANATORY NOTE
     This Amendment No. 5 to Schedule 13D (this “Amendment”), among other things, amends and supplements the Schedule 13D originally filed by Sam P. Douglass and Equus Corporation International on May 27, 1997, as amended by Amendment No. 1 thereto filed on June 4, 2009, Amendment No. 2 thereto filed on November 27, 2009, Amendment No. 3 thereto filed on March 1, 2010 and Amendment No. 4 thereto filed on March 29, 2010 (the “Schedule 13D”).
     Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby (1) amended by amending and restating the first, second, sixth and eighth paragraphs of Amendment No. 1 to the Schedule 13D (paragraphs one, two, three and seven below, respectively) and (2) amended and supplemented by adding paragraphs four, five and six below, with effect from the date of this Amendment, as follows:
     This Amendment is being filed by and on behalf of Douglass Trust IV — FBO S. Preston Douglass, Jr., a trust organized under the laws of the State of Texas (“Douglas Trust IV — FBO Preston”), Douglass Trust IV — FBO Brooke Douglass, a trust organized under the laws of the State of Texas (“Douglass Trust IV — FBO Brooke” and together with Douglass Trust IV — FBO Preston, the “Douglass Trusts”), Tiel Trust FBO Sam P. Douglass, a trust organized under the laws of the State of Texas (“Tiel Trust FBO SPD” and together with the Douglass Trusts, the “Trusts”), Sam P. Douglass, an individual resident of the State of Texas and the trustee of the Trusts (“Douglass”), Tiel Trust FBO Paula T. Douglass, a trust organized under the laws of the State of Texas (“Tiel Trust FBO PTD”), Paula T. Douglass, an individual resident of the State of Texas and trustee of the Tiel Trust FBO PTD (“Paula Douglass”), Lance T. Funston, an individual resident of the State of Pennsylvania (“Funston”), Dr. Francis D. Tuggle, an individual resident of the State of California (“Tuggle”) and Charles M. Boyd, an individual resident of the State of Michigan (“Boyd”). The Trusts, Douglass, Tiel Trust FBO PTD, Paula Douglass, Funston, Tuggle and Boyd are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”
     Douglass is a citizen of the United States of America. Douglass serves as the Chairman and President of Equus Corporation International and Director of the Issuer.
     Paula Douglass is a citizen of the United States of America. Paula Douglass’ principal occupation is the management of personal and family investments. Effective April 1, 2010, Paula Douglass no longer serves as a Vice President of the Issuer.
     Funston is a citizen of the United States of America. Funston serves as the Chairman of the Board of Directors of Telamerica Media, Inc. The address of Funston’s principal office is 1701 JFK Boulevard, 25th Floor, Philadelphia, PA 19103.
     Tuggle is a citizen of the United States of America. Tuggle serves as Dean and Professor of Chapman University. The address of Tuggle’s principal office is 1 University Drive, Orange, California 92866.
     Boyd is a citizen of the United States of America. Boyd serves as Medical Director at the Boyd Cosmetic Surgical Institute. The address of Boyd’s principal office is 135 E. Maple Road, Birmingham, MI 48009.
     The address of the principal office of Douglass and Paula Douglass is 3229 Groveland Lane, Houston, Texas 77019. The address of the principal office of the Trusts and Tiel Trust FBO PTD is 5005 Riverway, Suite 250, Houston, Texas 77056.

1

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:
     Each of Funston, Tuggle and Boyd purchased the shares of Common Stock he holds for his individual account using personal funds.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:
     On April 1, 2010, Tiel Trust FBO PTD delivered to the Issuer the notice (the “Initial Notice”) required under the Company’s Amended and Restated By-laws (the “By-laws”) of a proposal nominating seven people to stand for election as directors of the Issuer at the Issuer’s next annual or special meeting of stockholders at which directors are to be elected (the “2010 Meeting”). Pursuant to the Initial Notice, Tiel Trust FBO PTD nominated Funston, Tuggle, J. Philip Ferguson, John D. White, Paula Douglass, Charles R. Ofner and John P. Wade (the “Initial Nominees”) to replace seven of the nine directors whose terms expire in 2010. On April 2, 2010, Tiel Trust FBO PTD delivered to the Issuer pursuant to the By-laws a notice (the “Updated Notice”) nominating two additional people to stand for election as directors of the Issuer at the 2010 Meeting. Pursuant to the Updated Notice, Tiel Trust FBO PTD nominated Boyd and Jonathan H. Godshall, together with the Initial Nominees (collectively, the “Nominees”), to replace all nine directors whose terms expire in 2010. A copy of the Updated Notice is attached as Exhibit 2 hereto and is incorporated by reference herein. The foregoing description is qualified in its entirety by reference to Exhibit 2.
     The Reporting Persons intend to solicit proxies from the Issuer’s stockholders to elect the Nominees at the 2010 Meeting.
     In connection with their proxy solicitation, the Reporting Persons intend to file a proxy statement with the SEC to solicit stockholders of the Issuer. The Reporting Persons advise all stockholders of the Issuer to read the proxy statement when it becomes available, because it will contain important information. The proxy statement, when filed, and any other relevant documents will be available without charge on the SEC’s website at www.sec.gov. Each Reporting Person and each Nominee may be deemed to be a “participant” in the solicitation of proxies, and their security holdings of the Issuer are set forth in Item 5.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
(a) and (b) As reflected in the following table:

	Shares Beneficially Owned		Power to Vote		Dispositive Power
Name	Aggregate No.	% of Class	Sole	Shared	Sole	Shared
Sam P. Douglass*	671,191	7.6%	671,191	0	671,191	0
Douglass Trust IV-FBO Preston**	282,791	3.2%	282,791	0	282,791	0
Douglass Trust IV-FBO Brooke**	282,792	3.2%	282,792	0	282,792	0
Tiel Trust FBO SPD**	52,257	0.6%	52,257	0	52,257	0
Paula T. Douglass*	115,751	1.3%	115,751	0	115,751	0
Tiel Trust FBO PTD***	53,986	0.6%	53,986	0	53,986	0
Lance T. Funston	217,033	2.4%	217,033	0	217,033	0
Dr. Francis D. Tuggle	6,536	0.0007%	6,536	0	6,536	0
Charles M. Boyd	1,098	0.0001%	1,098	0	1,098	0

2

*	As of the date of this Amendment, Douglass and Paula Douglass, in their individual capacities, and as trustees of the respective trusts listed herein, have beneficial ownership of 786,942 shares of Common Stock, representing 8.9% of the shares of Common Stock outstanding.

**	Douglass, as trustee of the Trusts, has sole voting and dispositive power over the Common Stock held by the Trusts.

**	Paula Douglass, as trustee of Tiel Trust FBO PTD, has sole voting and dispositive power over the Common Stock held by Tiel Trust FBO PTD.
(c) Except as described below in this paragraph (c), none of the persons described in Item 2 have effected any transaction involving the Common Stock within the past 60 days. In the past 60 days, Funston purchased shares of Common Stock through a brokerage account:

Date of Purchase	Shares of Common Stock	Price Per Share
February 19, 2010	12,718	$3.09
February 19, 2010	24,000	$3.15
February 22, 2010	24,000	$3.12
February 22, 2010	12,315	$3.17
February 23, 2010	24,000	$3.16
February 23, 2010	24,000	$3.16
February 24, 2010	24,000	$3.10
February 25, 2010	24,000	$3.11
February 26, 2010	24,000	$3.16
March 1, 2010	24,000	$3.17
(d) With respect to each person listed in Item 2, no person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities owned by such person (except to the extent of the marital property interest therein of the spouse of any such person).
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
     See the discussion of the Reporting Persons’ intention to solicit proxies from the Issuer’s stockholders to replace at least a majority of the Issuer’s current directors, all as referenced in Item 4 above. The Reporting Persons intend to vote their shares of Common Stock for the election of the Nominees at the 2010 Meeting.
     See the discussion of MCCA’s obligations under the ECMC Purchase referenced in Item 3 of Amendment No. 1 to the Schedule 13D.

3

     Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto.
     Except for the relationship of Sam P. Douglass as a director of the Issuer, the relationship of Paula T. Douglass, as the wife of Sam P. Douglass, and as otherwise described in prior Amendments No. 1 or No. 4 or this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     In accordance with Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he, she or it is, for purposes of Section 13(d) or Section 13(g) of such Act, the beneficial owner of any securities of the Issuer other than as expressly described in Item 5 (including the notes thereto).
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Amendment, as follows:
Exhibit 1	Joint Filing Agreement.

Exhibit 2	Letter, dated April 2, 2010, from Tiel Trust FBO Paula T. Douglass to Brett M. Chiles, Secretary of Equus Total Return, Inc., regarding Notice of Nominations of Persons for Election to the Board of Directors of Equus Total Return, Inc.

4

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2010

/s/ Sam P. Douglass
Sam P. Douglass, Individually

/s/ Paula T. Douglass
Paula T. Douglass, Individually

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of S. Preston Douglass, Jr.

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of Brooke Douglass

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Tiel Trust for the
Benefit of Sam P. Douglass

/s/ Paula T. Douglass
Paula T. Douglass, as Trustee of Tiel Trust for the
Benefit of Paula T. Douglass

/s/ Lance T. Funston
Lance T. Funston

/s/ Dr. Francis D. Tuggle
Dr. Francis D. Tuggle

/s/ Charles M. Boyd
Charles M. Boyd